January 22, 2025

He-Siang Yang
Chief Executive Officer
EOS INC.
2F., No. 157, Sec. 2, Nanjing E. Rd.
Zhongshan District
Taipei City 104075 Taiwan (Republic of China)

       Re: EOS INC.
           Amendment No. 3 to Form 10-K For the fiscal year ended December 31, 2023
           Filed December 12, 2024
           Response dated December 12, 2024
           File No. 000-55661
Dear He-Siang Yang:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 3 to Form 10-K for the fiscal year ended December 31, 2023
Part I.
Item 1. Business, page 5

1. We note your revisions in response to prior comment 2. We reissue the comment in full to provide the disclosure requested by the comment prominently here in Part I.
       Item I. We note your disclosure on page 9 that the Chinese government exerts substantial influence over all business activities conducted in China and may intervene or influence your operations at any time with little advance notice. We also note that your 10-Q for the Six Months Ended June 30, 2024, shows 80.3% of your revenue was generated from business operations in Hong Kong. Please additionally make clear that the legal and operational risks with being based in and having operations in mainland China also apply to your operations in Hong Kong.
2. We note your response to prior comment 4. We reissue the comment in full and request that your revisions in response to prior comment 4 be provided in the
 January 22, 2025
Page 2

       appropriate sections in the annual report, rather than solely in your correspondence filed as a response to comments.
3. We note your response to prior comment 5 and your revisions on page 20, where you state that your auditor is located in Singapore and the Holding Foreign Companies
       Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will not affect your company. Please revise to provide this information more prominently at the outset of Part I. Item I.
4. We note your response and revisions in response to prior comment 6. We reissue the comment in full. Please revise your filing here to state any permissions or approvals that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities
       Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
       other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Revise to disclose if you relied on the opinion of counsel to reach the conclusion that you do or do not need
       CSRC or CAC approval. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Enforceability of Civil Liabilities, page 8

5. We note your response to prior comment 7, which we reissue in part. Please revise to describe an investor's ability to effect service of process within the United States on you or your directors and officers. For example, revise to state where each of your directors and officers reside, and state whether it would be difficult to serve process on them if they are located outside of the United States. Additionally, please revise to describe an investor's ability to bring an original action in an appropriate foreign court to enforce liabilities against you or your directors and officers based upon the U.S.
       Federal securities laws.
Risks Related to Doing Business in Hong Kong, page 9

6. We note your additional risk factor disclosure in response to prior comment 8. Please revise to remove the language "[w]hile we are not a China based
Company."
       Additionally, we note your disclosure of recent statements and actions by the Chinese government within that risk factor. Given those recent statements and intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, revise your risk factor section to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal
       securities rules, the term    control    (including the terms
controlling,       controlled by,
       and    under common control with   ) means    the possession, direct or
indirect, of the
 January 22, 2025
Page 3

       power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
7. We note your response to prior comment 9. We reissue the comment in full. In light of recent events indicating greater oversight by the Cyberspace Administration of China
       (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure here in this section to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the
       CAC to date. Revise to disclose if you relied on the opinion of counsel to reach the conclusion that you do or do not need CSRC or CAC approval.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Nicholas O'Leary at 202-551-4451 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Brett Verona, Esq.